Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Tel: (312) 407-0700
Fax: (312) 407-0411
http://www.skadden.com

August 1, 2005

VIA EDGAR

Ms. Carrie Darling
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Mail Stop 0405
	Re:	CF Industries Holdings, Inc.— Registration Statement on Form S-1 (File No. 333-124949)

Dear Ms. Darling:

        We are writing on behalf of our client, CF Industries Holdings, Inc. (the "Company") in response to our conversations on July 25 and July 29, 2005 relating to the Company's Registration Statement on Form S-1, filed with the Securities and Exchange Commission (the "Commission") on May 16, 2005, as amended (the "Registration Statement"). Amendment No. 3 to the Registration Statement was filed on July 26, 2005.

        In addition to including updated financial information as of June 30, 2005 and for the periods ended June 30, 2004 and 2005, Amendment No. 3 to the Registration Statement included information responsive to comments 3, 4 and 13 set forth in the comment letter from the staff (the "Staff") of the Division of Corporation Finance of the Commission, dated June 16, 2005 and reissued in the Staff's comment letter dated July 13, 2005.

        On behalf of the Company, this letter will confirm the following:

  1.
  The Company has revised the Registration Statement in response to comment 3 by providing the information and exhibits requested in such comment. The Company intends to file the form of underwriting agreement in a pre-effective amendment to the Registration Statement as soon as possible.

  2.
  The Company has revised the Registration Statement in response to comment 4 by providing the proposed per share price range.

  3.
  The Company has revised the Registration Statement in response to comment 13 by providing the proposed per share dividend amount and yield. Amendment No. 2 to the Registration Statement contained information regarding how long the Company intends to pay dividends and the contractual limitations on the Company's ability to pay dividends.

        Please do not hesitate to contact the undersigned (312-407-0816) or Richard C. Witzel, Jr. (312-407-0784) with any questions or further comments you may have.

Sincerely,
/s/ BRIAN W. DUWE
Brian W. Duwe
cc:	Douglas C. Barnard (CF Industries Holdings, Inc.) Richard D. Truesdell, Jr. (Davis Polk & Wardwell)